

18005615   N

Securities and Exchange

MAR 0 1 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 _____ AND ENDING 12/31/2017 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puma Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 Bowman Avenue, Suite 301

(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein   732-828-0202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown

(Name – *if individual, state last, first, middle name*)

One Tower Center Blvd., 14TH Floor	East Brunswick	New Jersey	08816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Joshua Greenstein _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Puma Capital, LLC _____, as

of December 31 _____, 20 2017 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President & CCO
_____
Title

_____
Notary Public

JULIE MCKEON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6127132
Qualified in Westchester County
My Commission Expires May 23, 2021

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C O N T E N T S

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Puma Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Puma Capital, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 27, 2018
East Brunswick, New Jersey

WithumSmith+Brown, PC   One Tower Center Boulevard, 14th Floor, East Brunswick, New Jersey 08816-1145   T (732) 828 1614   F (732) 828 5156   withum.com

PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CASH	$185,972
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 5)	1,215,643
RECEIVABLE FROM BROKER	818,462
DUE FROM CLEARING FIRMS, INCLUDING DEPOSITS OF $500,000 (NOTE 5)	2,002,248
PROPERTY AND EQUIPMENT, NET (NOTE 2)	36,962
OTHER ASSETS	124,236
	$4,383,523

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$1,397,999
DUE TO AFFILIATE (NOTE 7)	61,486
SECURITIES SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE (NOTES 3 AND 5)	382,890
LIABILITIES	1,842,375
MEMBERS' EQUITY	
COMMON MEMBERS' CAPITAL	1,541,148
PREFERRED MEMBERS' CAPITAL	1,000,000
MEMBERS' EQUITY	2,541,148
	$4,383,523

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

The accompanying notes are an integral part of this financial statement.

PUMA CAPITAL, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, LLC (the "Company"), was organized in February 2007 and began operations on January 7, 2008. The Company was formed under the Securities Exchange Act of 1934 and is registered with the Securities Exchange Commission ("SEC"). On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA) to operate as a registered broker-dealer. The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Level 1   -   quoted prices in active markets for identical investments

Level 2   -   other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   -   significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange traded securities trading less than actively, categorized in Level 2.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Gains and losses on securities trading were earned by the Company by making markets in equities. Realized and unrealized gains and losses are reflected in net gain on principal transactions in the statement of operations.

Interest income is recognized on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years
Computer software	3 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Accounting Developments

Pending adoption ASU 2014-09
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASUs are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company believes the impact of the ASUs is moderate.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

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NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Computer equipment	$ 96,223
Furniture and fixtures	81,891
Leasehold improvements	35,490
Computer software	35,360
	248,964
Less: accumulated depreciation and amortization	212,002
	$ 36,962

Depreciation expense for the year ended December 31, 2017 amounted to $16,296.

NOTE 3.   FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities owned	$ 893,543	$ 322,100	$ -	$1,215,643

LIABILITIES, at fair value				
Equities securities sold, but not yet purchased	$ 310,813	$ 72,077	$ -	$ 382,890

There were no transfers of securities among the levels of the fair value hierarchy during the year.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

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NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2017, the Company's "Net Capital" was $1,905,497, which exceeded requirements by $905,497 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.43 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

At December 31, 2017 the transactions were provided primarily by Bank of America Financing and Clearing ("BofA"), a brokerage firm whose principal office is in New York, NY. Additionally, the Company maintained a relationship with Interactive Brokers ("IB"), a brokerage firm with headquarters in In Greenwich, Connecticut. At December 31, 2017, deposits held by BofA were $500,000.

Securities Sold, But Not Yet Purchased

At December 31, 2017, securities sold, but not yet purchased, consisted primarily of United States and Foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 6. PREFERRED MEMBERSHIP UNITS

On September 18, 2014 the Board of Managers of the Company agreed to issue Preferred Membership Units to two of its Members in exchange for an additional Capital Contribution to the Company. Each member contributed $500,000 and in return the Company issued 500 Preferred Units to each Member. The preferred Members will receive a 9% Preferred return on their Capital Contribution paid quarterly. The Preferred Membership Units also provide for the preferred members to receive distributions equal the total capital contributed by such preferred members and any unpaid Preferred Return. Once this occurs, the preferred membership units will be automatically redeemed. At December 31, 2017, the unpaid Preferred Return was $22,500 and classified as a component of accounts payable and accrued expenses.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

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NOTE 7.   RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, from an entity affiliated by virtue of common control ("Affiliate"). In this regard, the Affiliate incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. For the year ended December 31, 2017 the Company incurred $47,088 of administrative service fees consisting of salaries, which are included as component of professional fees in the accompanying statement of operations. At December 31, 2017, $61,486 was due to the Affiliate for unpaid administrative services.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office in Red Bank, New Jersey, expiring November 2018.

Additionally, the Company leased an office in Purchase, New York, expiring May 2021.

The Company has a month to month lease for an office in West Palm Beach.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2017 are as follows:

2018	$ 184,839
2019	130,485
2020	134,000
2021	67,892
	$ 517,216

Rental expense related to these leases amounted to $193,903 for the year ended December 31, 2017.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

8

NOTE 8.   COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 9.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firms

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

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Puma Capital, LLC

Financial Statements

With Report of Independent Registered Public Accounting Firm

Filed in accordance with rule 17a-5(e)(3)as a PUBLIC DOCUMENT

December 31, 2017